Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2011	2010

Earnings available to cover fixed charges:
Income before income taxes	$583	$457
Less: Income from equity investees	(2)	(1)

	581	456
Plus: Fixed charges	210	236
Amortization of capitalized interest	4	7
Less: Capitalized interest	(9)	(4)

Earnings available to cover fixed charges	$786	$695

Fixed charges (*):
Interest	$182	$213
Capitalized interest	9	4
Interest portion of rental expense	19	19

Total fixed charges	$210	$236

Ratio of earnings to fixed charges	3.74x	2.94x

(*)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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